Exhibit 99.1

Tiziana Life Sciences to participate in a Fireside Chat

At the B. Riley Securities 2022 Oncology Conference

NEW YORK – 26 January 2022 – Tiziana Life Sciences Ltd (NASDAQ: TLSA) (“Tiziana” or the “Company”), a clinical-stage biopharmaceutical company developing breakthrough therapies for KRAS+ Non-Small Cell Lung Cancer (NSCLC) and transformational drug delivery technologies to enable alternative routes of immunotherapy, today announced its Chief Executive Officer and Chief Scientific Officer, Kunwar Shailubhai, Ph.D., will participate in a virtual fireside chat at the B.Riley Securities 2022 Oncology Conference on Thursday, 27 January 2022 at 4:00 p.m. EDT (U.S. and Canada) to provide Company updates.

Date:	Thursday, 27 January 2022
Time:	4:00 p.m. Eastern Daylight Savings Time (US and Canada)
Webcast:	Click this link to access: https://www.webcaster4.com/Webcast/Page/2828/44467
Location:	Track 1

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further information please contact:

Hana Malik, Business Development and Investor Relations Manager

+44 (0) 207 495 2379

email: info@tizianalifesciences.com

United States:

Investors:

Irina Koffler

LifeSci Advisors

Tel: (646) 970-4681

ikoffler@lifesciadvisors.com